SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Endwave Corporation
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    29264A206
                            -------------------------
                                 (CUSIP Number)

                                  July 8, 2010
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  29264A206
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1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        ERIP LLC
-----------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a) [  ]
              (b) [  ]

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3.      SEC USE ONLY


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4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
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NUMBER OF               5.      SOLE VOTING POWER
SHARES                          622,329
BENEFICIALLY            ----------------------------------------------
OWNED BY                6.      SHARED VOTING POWER
EACH                            0
REPORTING               ----------------------------------------------
PERSON                  7.      SOLE DISPOSITIVE POWER
WITH                            622,329
                        ----------------------------------------------
                        8.      SHARED DISPOSITIVE POWER
                                0
-----------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        622,329
-----------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                               [ ]
-----------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        6.3%
-----------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON

        OO
-----------------------------------------------------------------------------

CUSIP No.  29264A206
-----------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        RINA CHERNAYA
-----------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a) [  ]
              (b) [  ]

-----------------------------------------------------------------------------
3.      SEC USE ONLY


-----------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
-----------------------------------------------------------------------------
NUMBER OF               5.      SOLE VOTING POWER
SHARES                          622,329
BENEFICIALLY            ----------------------------------------------
OWNED BY                6.      SHARED VOTING POWER
EACH                            0
REPORTING               ----------------------------------------------
PERSON                  7.      SOLE DISPOSITIVE POWER
WITH                            622,329
                        ----------------------------------------------
                        8.      SHARED DISPOSITIVE POWER
                                0
-----------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        622,329
-----------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                               [  ]
-----------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        6.3%
-----------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON

        IN
-----------------------------------------------------------------------------

ITEM 1.

     (a)  Name of issuer: Endwave Corporation

     (b) Address of issuer's principal executive offices: 130 Baytech Drive, San Jose, CA 95134


ITEM 2.

     (a)  Name of person filing: ERIP LLC and Rina Chernaya

     (b)  Address of principal business office or, if none, residence:

          ERIP LLC                              Rina Chernaya
          c/o Robert Kessler                    c/o Robert Kessler
          104 West 27th Street, 6th Floor       104 West 27th Street, 6th Floor
          New York, New York 10001              New York, New York 10001

     (c)  Citizenship:

          ERIP LLC is a limited liability company formed under the laws of the State of Delaware.

          Rina Chernaya is a citizen of the United States of America.

     (d)  Title of class of securities: Common Stock, par value $0.001 per share

     (e)  CUSIP number: 29264A206

ITEM 3.   If this statement is filed pursuant to rules 13d-1(b), or 13d-2(b) or
          (c), check whether the person filing is a:

              (a)   [ ] Broker or dealer registered under section 15 of the Act;

              (b)   [ ] Bank as defined in section 3(a)(6) of the Act;

              (c)   [ ] Insurance company as defined in section 3(a)(19) of the
                        Act;

              (d)   [ ] Investment company registered under Section 8 of the
                        Investment Company Act of 1940;

              (e)   [ ] An investment adviser in accordance with
                        Rule 13d-1(b)(1)(ii)(E);

              (f)   [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

              (g)   [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

              (h)   [ ] A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813);

              (i)   [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

              (j)   [ ] A non-U.S. institution in accordance with
                        Rule 13d-1(b)(1)(ii)(J);

              (k)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
                        If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:
                                     -----------------------------------------

ITEM 4.   Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
          Item 1.

          (a) ERIP LLC is the beneficial owner of 622,329 shares of the issuer's common stock and Ms. Chernaya, as the manager of ERIP LLC, is the beneficial owner of 622,329 shares of the issuer's common stock.

          (b) ERIP LLC is the beneficial owner of 6.3% of the issuer's common stock and Ms. Chernaya, as the manager of ERIP LLC, is the beneficial owner of 6.3% of the issuer's common stock.

          (c) (i) ERIP LLC and Ms. Chernaya, as the manager of ERIP LLC, have the sole power to vote or to direct the vote 622,329 shares of the issuer's common stock.

               (ii) ERIP LLC and Ms. Chernaya, as the manager of ERIP LLC, have the shared power to vote or to direct the vote 0 shares of the issuer's common stock.

               (iii) ERIP LLC and Ms. Chernaya, as the manager of ERIP LLC, have the sole power to dispose or to direct the disposition of 622,329 shares of the issuer's common stock.

               (iv) ERIP LLC and Ms. Chernaya, as the manager of ERIP LLC, have the shared power to dispose or to direct the disposition of 0 shares of the issuer's common stock.


ITEM 5. Ownership of five percent or less of a class. If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


ITEM 6.   Ownership of more than five percent on behalf of another person.

          Not Applicable.


ITEM 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

          Not Applicable.

ITEM 8.   Identification and classification of members of the group.

          Not Applicable.


ITEM 9.   Notice of dissolution of group.

          Not Applicable.


ITEM 10.  Certification.


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2010


                                                     ERIP LLC

                                                     /s/ Rina Chernaya
                                                     ----------------------
                                                     Rina Chernaya, Manager



                                                     Rina Chernaya

                                                     /s/ Rina Chernaya
                                                     ----------------------
                                                     Rina Chernaya